Filed pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Filing Person: Corporate Property Associates 18 – Global Incorporated
Subject Company: Corporate Property Associates 18 – Global Incorporated
Commission File Number: 000-54970

The following communications will be made available by Corporate Property Associates 18 – Global Incorporated on Facebook and Instagram on June 29, 2022.